March 26, 2010

Via EDGAR

Mr. John Hartz
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C.  20549-4631

Response to Comment Letter dated March 15, 2010
The Dow Chemical Company
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-03433

Dear Mr. Hartz:

The Dow Chemical Company acknowledges receipt of the Staff’s letter dated March 15, 2010, concerning its Annual Report on Form 10-K for the year ended December 31, 2009, filed on February 19, 2010 (File No. 001-03433). We are responding to the Staff’s comments and requests for supplemental information in this letter.

Following is a list of defined terms that are used throughout this letter, a restatement of the comments by the Staff, and Dow’s response with respect to each comment:

Defined Terms

“Dow” or the “Company” means The Dow Chemical Company and its consolidated subsidiaries, except where otherwise required by the context.

“2009 10-K” means the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

"Future Filings" means applicable SEC filings, based on the context in which the phrase is used, made by the Company after the Staff indicates in writing or otherwise that the responses to this comment letter are acceptable and that the Staff has concluded its review of the Company’s 2009 10-K.

Mr. John Hartz
The Dow Chemical Company
March 26, 2010

Comments and Responses

Form 10-K for the Fiscal Year Ended December 31, 2009

General

Environmental Matters

1.
We noted that you are subject to extensive remediation of hazardous substances and waste materials.  At December 31, 2009, you had $619 million accrued for environmental remediation and restoration costs and the ultimate cost could range up to approximately twice that amount.  We also note that environmental, health or safety regulatory matters could result in significant unanticipated costs or liabilities.

You state on page 73 that in your opinion, the possibility is remote that costs in excess of those disclosed will have a material adverse impact on your consolidated financial statements.  Considering that the reasonably possible amounts in excess of those accrued appear to be potentially material (up to an additional $619 million), please consider clarifying this statement to avoid possible confusion.  In other words, it appears that it is reasonably possible that costs in excess of those accrued could have a material adverse impact on your consolidated financial statements, and it appears that the possibility is remote that costs in excess of the upper range of reasonably possible losses will have a material adverse impact on your consolidated financial statements.

It is also unclear as to whether your assertions regarding materiality on page 73 specifically extend to your financial condition, results of operations and cash flows.  Please clarify for us and in future filings.

RESPONSE
In Future Filings, we will clarify the disclosure as marked in red against the disclosure from page 73 of the 2009 10-K below:

In total, the Company’s accrued liability for probable environmental remediation and restoration costs was $619 million at December 31, 2009, compared with $312 million at the end of 2008. This is management’s best estimate of the costs for remediation and restoration with respect to environmental matters for which the Company has accrued liabilities, although the ultimate cost with respect to these particular matters could range up to approximately twice that amount.  Consequently, it is reasonably possible that environmental remediation and restoration costs in excess of amounts accrued could have a material adverse impact on the Company’s results of operations, financial condition and cash flows. It is the opinion of the Company’s management, however, that the possibility is remote that costs in excess of ~~those~~the range disclosed will have a material

Mr. John Hartz
The Dow Chemical Company
March 26, 2010

adverse impact on the Company’s results of operations, financial condition and cash flows ~~consolidated financial statements~~.

2.
We note that you recorded environmental expenses of $227 million dollars in 2009, not including accruals related to your restructurings and the acquisition of Rohm and Haas.  This amount represents almost half of your pre-tax income from continuing operations.  We also note that it appears that you increased your reasonably possible range of loss by at least this amount.  Please provide us with a detailed analysis of the underlying reasons for this increase.

RESPONSE
In 2009, the Company’s environmental expense of $227 million consisted of $29 million for the Midland off-site corrective action; $21 million for the Midland site; $37 million, representing the aggregate accrual for more than 150 sites, each in an amount of less than $1 million; $120 million, representing the aggregate accrual for 37 sites, each in an amount of $1 million to $9 million; and $20 million of foreign currency impact.  The Midland off-site corrective action is further discussed in Note N; the Midland site is further discussed in the environmental section of Management’s Discussion and Analysis.

The Company increased the reasonably possible range of loss in 2009, substantially due to the acquisition of Rohm and Haas Company sites, certain of which increased the reasonably possible range of loss, as well as due to the impact of the Midland off-site corrective action.  The reasonably possible range exists because there are a number of important variables that can substantially affect the ultimate cost of remediation.  For example:  1. Further investigation may reveal that more extensive remediation is necessary; 2. Additional types of contaminants may be found to exist; 3. The regulatory authorities may impose more stringent clean-up criteria in the future for certain contaminants; and 4. Technical advances may lead to the use of new remediation methods.  The Company has more than 400 separate remediation projects at 291 sites comprising the environmental accrual, none of which are individually material.

3.
We note the disclosures about individual sites on pages 72 and 119.  Please tell us whether it is reasonably possible that losses associated with any other single location could be material to your financial condition, results of operation, or cash flows.  If so, please identify them individually and provide a reasonably detailed description of the location, the stage of remediation and a narrative analysis of the accrual for each period presented, discussing the expenses, expenditures and adjustments.  Help us better understand the distinction made concerning the Freeport, Philadelphia and Wood-Ridge sites, such that they are not included in the footnotes to your financial statements.

Mr. John Hartz
The Dow Chemical Company
March 26, 2010

RESPONSE
Based on known environmental conditions, current governmental regulations and legal standards regarding liability and current remediation technologies, it is management’s opinion that it is not reasonably possible that losses associated with any single location are, or are expected to be, material to the Company’s results of operations, financial condition or cash flows.

On page 72 of the 2009 10-K, the Company discusses the sites for which the Company has the largest environmental remediation accruals (Freeport, Midland, Philadelphia and Wood-Ridge). Although none of these sites are individually material, information on the sites with the largest environmental accruals is being disclosed in an effort to provide investors with additional information. Based on the known environmental conditions, current governmental regulations and legal standards regarding liability and current remediation technologies, these are the sites that, in the opinion of management, represent the largest potential environmental liabilities. If environmental liabilities for additional sites become similar in size to the sites disclosed, they will be added to the discussion.

In Note N, Commitments and Contingent Liabilities, on page 118 of the 2009 10-K, environmental matters are discussed in total, as no individual site is considered material. The Midland off-site corrective action, although not material, is disclosed in the footnote due to the current regulatory activity and increased shareholder interest related to the location (outside of the Midland site fence line and near the community where the Corporate Headquarters are located) and the nature of the matter.

4.
Considering the importance to an understanding of your operations, please disclose separately your non-remediation environmental expenses and capital expenditures, for each period presented.  Show us the disclosures you intend to include in future filings.

RESPONSE
The following disclosure from page 73 of the 2009 10-K is the disclosure of non-remediation capital expenditures:  “Capital expenditures for environmental protection were $219 million in 2009, $193 million in 2008 and $189 million in 2007.”  The Company has no capital expenditures for environmental remediation.

In Future Filings, the Company will modify its disclosures as follows, with the additive disclosure marked in red:

The amounts charged to income on a pretax basis related to environmental remediation totaled $xxx million in 20xx, $xxx million in 20xx and $xxx million in 20xx. The amounts charged to income on a pretax basis related to operating the Company’s current pollution abatement facilities totaled $xxx million in 20xx, $xxx million in 20xx and $xxx million in 20xx. Capital expenditures for

Mr. John Hartz
The Dow Chemical Company
March 26, 2010

environmental protection were $xxx million in 20xx, $xxx million in 20xx and $xxx million in 20xx.

Asbestos-Related Matters of Union Carbide Corporation

5.
The current disclosures about your asbestos issue do not provide a full picture of the activity and its affect on your financial statements.  Tell us what consideration you have given to providing a roll-forward of the following accounts, showing the beginning and ending balances, additions, expenditures and adjustments, accompanied by a narrative analysis:

•	The asbestos liability;
•	The receivable for the asbestos liability; and
•	The receivable for defense and resolution costs.

RESPONSE
The Company is currently disclosing key changes in the asbestos liability and asbestos receivables for its wholly owned subsidiary, Union Carbide Corporation (“UCC”), and corresponding income statement impacts, including adjustments to the estimated liability based on review of claim and resolution activity, impact on the receivable due to settlement agreements with carriers and the pretax impact of defense and resolution costs.

In addition, the Company is disclosing UCC’s quarterly asbestos activity in Dow’s filings including:
•	The number of claims pending at each balance sheet date;
•	the number of claims filed during each period;
•	the number of claims dismissed, settled, or otherwise resolved during each period;
•	the number of individual claimants at each balance sheet date;
•	aggregate settlement costs to date; and
•	aggregate costs of administering and litigating claims to date

The Company’s management has an obligation to protect its shareholders, and thus has not provided a roll-forward of the asbestos-related accounts because doing so would provide enough information to calculate the average cost of disposing of the asbestos claims against UCC.  The Company has not disclosed the total or average cost of disposing of UCC’s asbestos-related claims because we firmly believe that providing such information publicly would be damaging to UCC’s asbestos defense strategies and, therefore, ultimately harmful to our shareholders.  UCC has legal defense strategies that are very case specific depending on, among other things, the merits of a particular case, the venue of the case and the plaintiffs’ firm representing the claimant.  To provide plaintiffs’ attorneys and their clients access to information concerning UCC’s resolution values would undermine these strategies and make it very difficult for UCC to

Mr. John Hartz
The Dow Chemical Company
March 26, 2010

settle cases below the aggregate resolution average.  The consequence of UCC having more difficulty in settling cases would be the increase of resolution averages, to the detriment of UCC, the Company and its shareholders  This action has the potential to continually repeat itself and to ultimately encourage more asbestos litigation against UCC than would otherwise be the case.

Item 8.  Financial Statements and Supplementary Data, page 78

Note N – Commitments and Contingent Liabilities, page 118
Summary, page 124

6.
Please advise us, and revise future filings, to explain whether your assessment of materiality concerning litigation extends specifically to your financial condition, results of operations and cash flows.

RESPONSE
In Future Filings, the Company will clarify that its assessment of materiality concerning litigation extends to the results of operations, financial condition and cash flows of the Company.

In connection with our responses to the Staff’s comments, we acknowledge that:
-	Dow is responsible for the adequacy and accuracy of the disclosure in its filings;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and
-	Dow may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responses satisfactorily address the Staff’s comments. If you have questions, please feel free to contact me by telephone at (989) 636-5018 or by facsimile at (989) 638-9723.

Best regards,

/S/ RONALD C. EDMONDS
Ronald C. Edmonds
Vice President and Controller

cc:           Dale Welcome, Division of Corporation Finance